Exhibit 99.1

COMMUNITY BANK SYSTEM AND MERCHANTS BANCSHARES

ANNOUNCE AGREEMENT TO MERGE

•            Natural Market Extension into Attractive Vermont Market with a High-Quality, Low Risk Partner

•            Financially Attractive Transaction with Significant Premium to MBVT Shareholders and Strong Earnings Accretion to CBU Shareholders

•            Transaction Fully Absorbs Cost of Crossing $10 Billion

SYRACUSE, NY and SOUTH BURLINGTON, VT — October 24, 2016 — Community Bank System, Inc. (“Community Bank System”) (NYSE: CBU) and Merchants Bancshares, Inc. (“Merchants Bancshares”) (NASDAQ: MBVT) today announced that they have entered into a definitive agreement under which Community Bank System will acquire Merchants Bancshares, parent company of Merchants Bank in a cash and stock transaction for total consideration valued at approximately $304 million.  The transaction has been unanimously approved by the boards of directors of both companies.

Merchants Bancshares is the largest statewide independent bank in Vermont, with total assets of nearly $1.9 billion, deposits of $1.5 billion and 32 banking offices.  Additionally, Merchants is the third largest institution by deposit market share in Vermont, with a growing presence in Western Massachusetts.  The combination will provide natural market extension for both institutions, joining two high-quality, low-risk franchises with long histories of service to their customers and communities.

Under the terms of the agreement, shareholders of Merchants Bancshares will have the option to receive, at their election, consideration per share equal to (i) 0.963 shares of Community Bank System common stock, (ii) $40.00 in cash or (iii) the combination of 0.6741 shares of Community Bank System common stock and $12.00 in cash, subject to an overall proration to 70% stock and 30% cash.  The cash and stock consideration would be equivalent to $44.02 for each share of Merchants Bancshares common stock based upon the closing price of Community Bank System common stock as of October 21, 2016.  The transaction is intended to qualify as a reorganization for federal income tax purposes, and as a result, the receipt of Community Bank System common stock by shareholders of Merchants Bancshares is expected to be tax-free.

“We are very excited to be partnering with Merchants Bank, extending our footprint into the attractive Vermont and Western Massachusetts markets,” said Community Bank System President & Chief Executive Officer Mark E. Tryniski.  “Merchants Bank has an impressive history of service to its customers, its communities and its shareholders. More importantly, the organizational values of Merchants Bank, and its people, align very well with those of Community Bank.  We are delighted to welcome the Merchants team to the Community Bank organization and look forward to the future of the combined company.  We are also pleased that Geoffrey Hesslink, President & Chief Executive Officer of Merchants Bank, will become the New England Regional President of our combined organization.”

Geoffrey R. Hesslink, President and Chief Executive Officer of Merchants Bancshares commented, “We are proud to become part of a long standing, solid and complementary franchise like Community Bank. We will continue to provide our highly personalized experience to our customers, while providing them with an expanded set of products and services as a larger organization.  We look forward to working closely with Community Bank System to complete the combination.”

Upon completion of the transaction, the combined company will fully absorb the cost of crossing $10 billion in assets, while providing earnings accretion for Community Bank System shareholders.  Community Bank System expects the transaction to be approximately $0.10 per share accretive to 2018 GAAP earnings ($0.17 excluding the impact of crossing $10 billion in assets) and $0.15 per share accretive to 2018 cash earnings ($0.22 excluding the impact of crossing $10 billion in assets).  Community Bank System intends to donate $500,000 to the Merchants Bank Foundation following the completion of the merger to further strengthen the support of the communities Merchants serves.

The merger agreement provides for two directors from Merchants Bancshares to be added to the Board of Directors of Community Bank System.  The merger is expected to close in the second quarter of 2017 and is subject to customary closing conditions, including approval by the shareholders of Merchants Bancshares and required regulatory approvals.

RBC Capital Markets, LLC acted as exclusive financial advisor to Community Bank System and Cadwalader, Wickersham & Taft LLP acted as its legal advisor.  Piper Jaffray & Co. acted as exclusive financial advisor to Merchants Bancshares and Goodwin Procter LLP acted as its legal advisor.

Community Bank System will host a conference call at 11 am (ET) on Tuesday, October 25, 2016 to discuss its third quarter 2016 financial results and the combination with Merchants Bancshares.  The conference call can be accessed at 888-503-8171 using the conference ID code 5675553.  Investors may also listen live via the Internet at:  http://www.webcaster4.com/Webcast/Page/995/17761.

About Community Bank System, Inc.

Community Bank System, Inc. operates more than 200 customer facilities across Upstate New York and Northeastern Pennsylvania through its banking subsidiary, Community Bank, N.A. With assets of approximately $8.7 billion, the DeWitt, N.Y. headquartered company is among the country’s 150 largest financial institutions. In addition to a full range of retail and business banking services, the Company offers comprehensive financial planning, insurance and wealth management services through its’ Community Bank Wealth Management Group and OneGroup NY, Inc. operating subsidiaries. The Company’s Benefit Plans Administrative Services, Inc. subsidiary is a leading provider of employee benefits administration, trust services, and actuarial and consulting services to customers on a national scale. Community Bank System, Inc. is listed on the New York Stock Exchange and the Company’s stock trades under the symbol CBU. For more information about Community Bank visit www.communitybankna.com or http://ir.communitybanksystem.com.

About Merchants Bancshares, Inc.

Merchants Bancshares, Inc. reported total assets at June 30, 2016 of approximately $1.9 billion. Merchants Bancshares, Inc. is the holding company for Merchants Bank. The bank’s business, municipal, consumer, and investment customers enjoy personalized relationships, sophisticated online and mobile banking options, with 31 branches in Vermont and 1 location in Massachusetts, operating as NUVO, a division of Merchants Bank.  Merchants Bancshares, Inc. is listed on the NASDAQ Stock Market and trades under the symbol MBVT. For more information about Merchants Bank visit www.mbvt.com.

Additional Information about the Merger

In connection with the proposed merger, Community Bank System, Inc. will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a prospectus of Community Bank System, Inc. and a proxy statement of Merchants Bancshares, Inc., as well as other relevant documents concerning the proposed transaction.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Stockholders of Merchants Bancshares, Inc. are urged to read the registration statement and proxy statement/prospectus and the other relevant materials filed with the SEC when they become available because they will contain important information about the proposed transaction.

A free copy of the proxy statement/prospectus, when available, as well as other filings containing information about Merchants Bancshares, Inc. and Community Bank System, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, when available, free of charge from Merchants Bancshares, Inc. at http://www.mbvt.com/ under the heading “Investor Relations” and then “SEC Filings” or from Community Bank System, Inc. by accessing its website at www.communitybankna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Report.”  Copies of the proxy statement/prospectus can also be obtained, free of charge and when available, by directing a request to Merchants Bancshares, Inc., P.O. Box 1009, Burlington, Vermont 05402, Attention: Investor Relations, Telephone: (900) 322-5222 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

Merchants Bancshares, Inc. and Community Bank System, Inc. and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Merchants Bancshares, Inc. in connection with the proposed merger.  Information about the directors and executive officers of Merchants Bancshares, Inc. and their ownership of Merchants Bancshares, Inc. common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 15, 2016.  Information about the directors and executive officers of Community Bank System, Inc. and their ownership of Community Bank System, Inc. common stock is set forth in the proxy statement for its 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 1, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.  Free copies of this document when available may be obtained as described in the preceding paragraph.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the use of the words “will,” “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import.  Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control.  The following factors, among others listed in the Companies’ Form 10-K filings, could cause the actual results of the Companies’ operations to differ materially from the Companies’ expectations: failure to obtain the approval of the shareholders of Merchants Bancshares in connection with the merger;  the timing to consummate the proposed merger;  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to successfully integrate operations in the proposed merger; the effect of the announcement of the proposed merger on the ability of Merchants Bancshares to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. The Companies do not assume any duty to update forward-looking statements.

For further information contact:

Community Bank System, Inc.

Scott A. Kingsley, E.V.P. and Chief Financial Officer

(315) 445-3121

or

Merchants Bancshares, Inc.

Geoffrey R. Hesslink, President and Chief Executive Officer

(802) 865-1603